Exhibit 99


(1) Pursuant to the Asset Purchase Agreement, dated March 23, 2005, among the Issuer, the Reporting Person, and Purisys, Inc., the Reporting Person was issued the number of shares of common stock, no par value, of the Issuer's common stock which consituted, when there had been an aggregate of $1,000,000 invested in the Issuer twenty (20%) percent of all of the Issuer's issued and outstanding common stock. Said amount was 10,421,750. Although the Reporting Person is contractually entitled to such shares, they have not been issued yet because the Issuer does not have enough authorized shares of common stock to enable their issuance. In addition, within the two year period commencing on the date of the Asset Purchase Agreement, the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then the Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

(2) The common stock options are awarded for services rendered to the Issuer by the Reporting Person in his capacity as a director of the Issuer. The common stock options will vest quarterly over a three year period, commencing three months after July 29, 2005, so that 28,750 options will vest every three months. All the common stock options will vest automatically upon a change in control of the Issuer. The common stock options are exercisable for three years after the date of vesting.